Hague Corp.
1864 Portage Avenue
Winnipeg, Manitoba, R3J 0H2
Tel:  204-951-1544
Fax:  204-956-2557

November 8, 2007
Ms. Anne Nguyen Parker
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549
Phone: (202) 551-3757
Fax: (202) 772-9220

Re:	Hague Corp.
Registration Statement on Form SB-2/A
Filed November 8, 2007
File No. 333-146533

Dear Ms. Parker:

Request is hereby made to accelerate the effectiveness of the above referenced registration statement to 1:00 p.m. Eastern Standard Time, Monday, November 12, 2007, or as soon thereafter as practicable.

Additionally, Hague Corp. (the "Company") acknowledges that:

o	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

o
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

o
The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

           Please direct any comments or questions to our counsel, The Loev Law Firm, PC, at (713) 524-4110.
Sincerely,

Hague Corp.

/s/ Greg Chapman
Greg Chapman
Chief Executive Officer